Exhibit 99.(d)(iii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 1st day of December 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Large-Cap Growth Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.                                       Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, I, P, R2, and R3 shares, as relevant, for the time period set forth in paragraph 2 below.  The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
1.50%	2.15%	2.15%	1.25%	1.15%	1.60%	1.75%	1.65%

2.                                       Lord Abbett’s commitment described in paragraph 1 will be effective from December 1, 2008 through November 30, 2009.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, as of the day and year first above written.

LORD ABBETT LARGE-CAP GROWTH FUND

By:	/s/ Thomas S. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel